82-4216

02038475

P.E 5.1.02

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Month of May 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

news release

Hanson

May 14, 2002

Hanson PLC Annual General Meeting - Chairman's Statement

At this morning's AGM, Christopher Collins, chairman of Hanson PLC, made the following comments regarding the outlook for Hanson.

"At the time of the results announcement in February we explained that it was difficult to predict the outlook for 2002 so early in the year. We said that we would continue to adopt a cautious approach, maintaining discipline and control.

68% of our trading profit was earned in North America last year, mostly in the summer months still ahead of us. The outlook for the US remains uncertain, although some commentators seem to be becoming less pessimistic.

Looking at the other main countries where we do business. In the UK, the government's commitment to transport expenditure is encouraging. So far, the new aggregates tax has not adversely affected demand and pricing. In continental Europe, Spain should remain the bright spot. In Asia, we are expecting a downturn in Hong Kong, which will not be offset by improvements elsewhere. In Australia, after a disappointing 2001, we are now seeing progress.

Overall, in the first 4 months of the year, trading has been running marginally ahead of 2001, but this period only accounts for a small fraction of our annual profit. It is still too early to express a definitive view on the outlook for the whole of 2002.

Turning to the future, with the strengthening of the balance sheet we have the capacity to resume our bolt-on acquisition programme. Our priority is further investment in North America in aggregates and concrete pipes."

A video of the AGM and the full text of Mr Collins' speech will be available at www.hansonplc.com from 2:30pm.

Inquiries: Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

news
release

Hanson

May 29, 2002

Hanson PLC acquires US concrete pipe and products manufacturer for $135.0 million (£92.5m)

Hanson PLC, the international building materials company, announced today that it has acquired Choctaw Inc. ('Choctaw') from Amatek Holdings Limited on a debt free basis for $135.0 million (£92.5m) in cash.

Headquartered in Memphis, Tennessee, Choctaw is the leading manufacturer of concrete pipe and related drainage products in the southern US. It operates 17 production facilities serving Alabama, Arkansas, Louisiana, Mississippi and Tennessee and its principal products are reinforced concrete pipe, corrugated steel pipe and precast concrete structures.

In the financial year to June 30, 2001, Choctaw's audited sales revenue was $92.3 million, EBITDA was $21.0 million and EBIT was $16.5 million. After taking into account possible fair value adjustments, it is estimated that goodwill of approximately $70 million (£47.9m) will arise on this acquisition.

Choctaw will become part of Hanson Pipe & Products ('HP&P'), the largest manufacturer of concrete pipe and precast products in North America. HP&P is headquartered in Dallas, Texas and will have 90 production facilities across 20 US states and Ontario, Canada.

The markets in which Choctaw operates are not currently served by HP&P and, as a result, the acquisition provides a bridge to link HP&P's operations across the southeastern US (see location map) and helps to complete HP&P's targeted geographic spread.

Commenting on the acquisition, Jim Kitzmiller, president of HP&P, said: "Choctaw is an excellent bolt-on acquisition to existing operations. It comes with good assets, products and market positions and provides us with a presence in five new states. In addition, Choctaw's primary products enjoy continued exposure to currently strong infrastructure related demand."

Alan Murray, chief executive of Hanson PLC, added: "The acquisition of Choctaw is consistent with our objective of developing our aggregates and concrete pipe operations, particularly in the US. Choctaw has exposure to good markets and is an excellent, value-adding development for Hanson."

Further information is available on Hanson at www.hansonplc.com.

Inquiries: Justin Read
Hanson PLC
+44 (0)20 7245 1245

Hanson

Notes:

1. Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal products are bricks and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.

2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

3. High-resolution Hanson images are available to download from Hanson's website and www.newscast.co.uk.

Location Map:


Hanson Pipe & Products, Inc.
● Existing operations
Choctaw, Inc.
✚ Operations
▼ Supply depots
★ Head office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: June 1, 2002